

Mail Stop 3561

March 10, 2016

Nicolás Billikopf
Capital Markets & Compliance Director
Enersis S.A.
Santa Rosa 76
Santiago, Chile

> **Re:** **Enersis Chile S.A.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 20-F**
> **Submitted February 25, 2016**
> **CIK No. 377-01227**

Dear Mr. Billikopf:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

U.S. Federal Income Tax Treatment of the Spin-Off, page 118

1. Please tell us and disclose whether you plan to obtain an opinion of counsel regarding the tax consequences of the spin-off. If you do not plan to provide a tax opinion, please provide us with your analysis as to why you do not believe such opinion is required. Please refer to Section III of Staff Legal Bulletin No. 19.

Audited Combined Financial Statements as of December 31, 2014 and 2013 and January 1, 2013, and for the years ended December 31, 2014 and 2013…

2. Basis of Preparation of the Combined Financial Statements

2.1 Basis of Presentation, page F-135

2. We have reviewed your response to comment 25. As previously requested, please tell us and disclose how the shared costs of Enersis S.A., not specifically addressed in footnote 2.1, will be allocated between the operations of Enersis Chile and Enersis Americas. Although we note certain sections discussing the allocation of personnel, interest, and income tax expenses, we assume that such costs do not encompass all shared costs, such as overheads, insurance, and professional services. Please also consider whether further clarifying disclosure should be made.

3. Accounting Policies Applied

m) Translation of balances in foreign currency, page F-155

3. We have reviewed your response to comment 26. It appears that you use U.S. dollar-denominated debt as a hedge to essentially fix the Chilean peso equivalent revenues of foreign U.S. dollar-denominated revenues. If our understanding is correct, please advise us how using debt as a hedge accomplishes this goal and why you do not alternatively use financial instruments, such as forward or swaps, to manage this risk. If our understanding is incorrect, please clearly advise us regarding the purpose and intent of your hedging strategy. Please also address the following comments:

    •   You indicate that revenue contracts are indexed to average monthly U.S. dollar exchange rates and billed in Chilean pesos. Please explain how indexing of revenue is accomplished in terms of what the customer is billed and the period over which such contracts are executed. Tell us at what rate the actual forecasted U.S. dollar revenue amount, US$75 in the example provided, is presented in Chilean pesos in the financial statements and how the beginning and end-of-year exchange rate enters into the process.

    •   Please contrast the accounting that would result in your example if hedging was not elected, including how dollar-linked revenue and dollar-denominated debt would be recognized as well as the timing in absence of designation.

    •   Your example suggests you hedge revenue transactions for at least 10 years. Considering the prolonged period over which you hedge such transactions, please tell us how you determined that the forecasted revenue transactions are "highly probable" under paragraph 88(c) of IAS 39. In your response, specify the maximum period that you have historically hedged and how such periods are supportable based on the hedging instrument and hedged risk.

- Please tell us if the debits and credits in illustrative journal entry #2 should be reversed. If not, please tell us why the increase to revenue appears to essentially double, as opposed to offset, the foreign currency remeasurement gain recorded when converting the US$75 revenues at the closing 1:3 exchange rate. If our understanding is not clear, please clarify and provide us with a detailed explanation of the reasons for the direction of the debit/credit in journal entry #2.

9. Trade and Other Receivables, page F-165

4. We have reviewed your response to comment 29. Please explain to us why nearly all of your non-current trade and other receivable balance relate to your foreign operations.

26. Equity, page F-203

5. We have reviewed your response to comment 32 and have the following comments:

- Please clarify why net income attributable to your Endesa Chile noncontrolling interest declined from 37.4% of Endesa Chile's net income in fiscal 2013 to 17.3% in fiscal 2014.

- You disclose on page 85 that the net income attributable to non-controlling interest decreased during fiscal 2014 "mainly due to the decrease in the net income contributed by Endesa Chile of Ch$91.5 billion." Per your disclosure on page F-226, however, it appears that there was a Ch$91.5 billion decrease in comprehensive income, not net income, from fiscal 2013 to 2014. Please explain this discrepancy and revise your disclosures as necessary.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at (202) 551-3832, Lisa M. Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products